UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
_______________________________

File No. 70-09705
SECOND AMENDMENT TO APPLICATION
ON FORM U-1

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_______________________________

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of company filing this statement and address of principal executive offices)

________________________________

None

(Name of top registered holding company parent of each applicant or declarant)

__________________________________

Susan M. Beale	Robert P. Edwards

DTE Energy Company	Clifford S. Sikora

2000 2nd Avenue	R. Michael Sweeney, Jr.

Detroit, Michigan 48226-1279	Troutman Sanders, LLP

(313) 235-4000	1300 I Street, N.W.

(313) 235-7098 (facsimile)	Suite 500 East

Washington, D.C. 20005-3314

(202) 274-2950

(202) 274-2994 (facsimile)

(Names and addresses of agents for service)

      DTE Energy Company (“DTE Energy”) files herewith its second amendment to the foregoing application on Form U-1 (“Application”), solely to make the following amendment to the Application:

1.	Add the following sentence as the last sentence of the first paragraph on page 23 under Item III.2.B.(II) of the Application:

“DTE Energy asserts that upon consummation of the proposed transactions, including the formation of ITC as a wholly-owned, transmission-only subsidiary of DTE Energy, it will continue to function as a single integrated, interconnected and coordinated system in southeastern Michigan.”

Respectfully submitted,

/s/ Robert P. Edwards, Jr. Robert P. Edwards, Jr. R. Michael Sweeney, Jr.